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August 2, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

Re: Fidelity Oxford Street Trust (the "Trust")

Fidelity Series Commodity Strategy Fund (the "Fund")

File Nos. 002-77909 and 811-03480

Post-Effective Amendment No. 69

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Fund in connection with Post-Effective Amendment No. 69 to the Trust's Registration Statement on Form N-1A (the "Amendment"), which was filed with the Securities and Exchange Commission via EDGAR on July 12, 2013, for the sole purpose of registering shares of the Fund, a new series of the Trust.

As filed, the facing page proposed that the Amendment become automatically effective on September 27, 2013; however, the box under Rule 485(a)(1) was checked inadvertently, rather than the box under Rule 485(a)(2), as was intended. As discussed in our telephone conversation on July 30, 2013, given that the Amendment was filed for the sole purpose of registering a new series of the Trust and the designated effective date on the facing page was 75 days after the date the Amendment was originally filed, as is customary when registering a new series of an existing Trust, we intend for the Amendment to become effective on September 27, 2013 pursuant to Rule 485(a)(2).

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson